Exhibit 99.1

SINGAPORE (January 19, 2023) - Karooooo Limited (“Karooooo”) reported solid results for the third quarter (“Q3 2023”), ended November 30, 2022. Karooooo owns 100% of Cartrack, 100% of Carzuka and 70.1% of Karooooo Logistics1, (collectively, the “group”).

This performance extends the group’s decade-plus track record of strong growth at scale, profitability and cash generation, in varying macro-economic environments. Our entrepreneurial culture supports exceptional agility, customer centricity and ability to innovate, which underpins this success.

Based on our proven business model, strong financial position and investment in future growth, we are leaving our outlook for growth in 2023 unchanged despite intensifying macro-economic uncertainty.

In Q3 2023, Karooooo’s total revenue grew 29% to ZAR930 million (Q3 2022: ZAR720 million). As expected, after substantial investment for future growth in all our segments, earnings per share for the period were similar to last year, at ZAR4.70 (Q3 2022: ZAR4.72). Strong and record free cash flow generation from our profitable SaaS business model continued to bolster our quality balance sheet, with net cash and cash equivalents at the end of November 2022 at ZAR819 million (Q3 2022: ZAR799 million). A cash dividend of USD18.6 million (USD0.60 per share) was paid to shareholders in the quarter.

Our intellectual capital vests in our understanding that business operations rely heavily on systems, processes and actionable business intelligence. Karooooo’s leading connected cloud (“Operations Cloud”) enables customers to develop effective controls and workflows to digitalize critical elements of their day-to-day operations, on one enterprise-grade platform. This unified products platform supports our customers in better strategic decision-making and operational execution.

The digital transformation of our customers’ operations eliminates inefficient processes and enables wide-ranging improvements in operational performance. Karooooo’s Operations Cloud collects and contextualizes over 120 billion data points per month through system integrations, workforce tools and advanced telemetry and video-based Internet of Things (“IoT”) devices. This intelligence empowers customers with insights that deliver real business impact.

We harness our leading technology to transform complex analytics into practical and easy-to-use tools that simplify day-to-day decision-making. Our customers yield significant short- and long-term benefits making them more competitive in their diverse industries.

Valuable benefits that create market demand for our offering include:

●	Reduced fuel, maintenance and all other fleet and mobility related costs

●	Increased driver and in-field service worker productivity

[1]	Following the consolidation of platforms, Picup was re-named Karooooo Logistics.

●	Increased efficiencies and controls in supply chain management

●	Increased driver and worksite security and safety

●	Leaner back-office teams (automated data entries and reporting)

●	Better customer service (accurate billing, high quality service delivery, quicker query response times etc.)

●	Robust risk management and regulatory compliance

●	Improved Environmental, Social and Governance (“ESG”) management and reporting

Karooooo now empowers over 100,000 diverse commercial customers (Q3 2022: 87,000+) in solving their day-to-day challenges. Our Operations Cloud enjoys a high rate of successful implementation and strong customer retention across businesses of varying sizes in diverse geographical markets and industries. They include logistics, field-service-maintenance, transport, finance, mining, agriculture and emergency services.

Assessing the Q3 2023 results, Zak Calisto, CEO and Founder, said: “We believe our vertically integrated business model and constant focus on product improvement and innovation differentiates us markedly from our peers. This should keep us competitive and reinforce our long-term success.

We now have over 100,000 active commercial customers digitalizing and optimizing their operations on Karooooo’s Operations Cloud. We have minimal customer or industry concentration risk and pride ourselves on consistent and strong subscription revenue growth.”

Third Quarter 2023 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to Q3 2022, unless otherwise stated)

SCALE

●	1,678,606 Cartrack subscribers at November 30, 2022, up 14% (Q3 2022: 1,470,385)

●	Net Cartrack subscriber additions of 78,593, up 27% (Q3 2022: 61,776)

Strong demand from small to large enterprises supported growth in subscribers (connected vehicles and equipment on our platform). This reflects the need to improve compliance functions and digitally transform their businesses to become more efficient and competitive.

Cartrack’s record net subscriber additions for Q3 2023 exceeded 78,000, which is well above that recorded for any prior quarter.

GROWTH

●	Total revenue increased 29% to ZAR930 million (Q3 2022: ZAR720 million)

●	Total revenue increased 28% on a constant currency basis (a non-IFRS measure)

●	Subscription revenue increased 16% to ZAR772 million (Q3 2022: ZAR664 million)

●	Subscription revenue increased 15% on a constant currency basis (a non-IFRS measure)

Third Quarter 2023 Financial Overview

Supplemental Financial Information and Business Metrics

	Three Months Ended November 30,
	Cartrack			Carzuka			Karooooo Logistics[1]			Karooooo Consolidated
Figures in Rand Thousands	2022	2021	Y-o-Y %	2022	2021	Y-o-Y %	2022	2021	Y-o-Y %	2022	2021	Y-o-Y %
Subscription revenue	770,993	662,555	16%	-	-	-	1,490	1,392	7%	772,483	663,947	16%
Other revenue[2]	33,096	14,640	>100%	-	-	-	-	-	-	33,096	14,640	>100%
Vehicle sales	-	-	-	71,700	23,884	>100%	-	-	-	71,700	23,884	>100%
Delivery service	-	-	-	-	-	-	52,714	17,070	>100%	52,714	17,070	>100%
Segment revenue	804,089	677,195	19%	71,700	23,884	>100%	54,204	18,462	>100%	929,993	719,541	29%
Cost of Sales	(240,333)	(215,116)	12%	(65,984)	(21,030)	>100%	(40,587)	(13,732)	>100%	(346,904)	(249,878)	39%
Gross Profit	563,756	462,079	22%	5,716	2,854	>100%	13,617	4,730	>100%	583,089	469,663	24%
Gross Profit Margin	70%	68%		8%	12%		25%	26%		63%	65%
Segment operating profit/(loss)	222,301	208,623	7%	(15,300)	(2,885)	>100%	2,130	(1,028)	>100%	209,131	204,710	2%
Adjusted EBITDA (a non-IFRS measure)	345,613	345,367	0%	(14,646)	(2,855)	>100%	2,558	(983)	>100%	333,525	341,529	(2)%
Adjusted EBITDA Margin (a non-IFRS measure)	43%	51%		(20)%	(12)%		5%	(5)%		36%	47%

1.	Karooooo acquired 70.1% of Picup in September 2021, subsequently re-named as Karooooo Logistics.

2.	Other revenue is non-subscription-based revenue and relates predominantly to the sale of telematics devices to a large enterprise customer opting for a non-bundled contract. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Karooooo’s revenue increased 29% and subscription revenue increased 16% in Q3 2023.

Of these, Cartrack’s revenue and SaaS subscription revenue accounted for 86% and 99.8%, respectively.

Cartrack generated ZAR804 million in revenue in Q3 2023 (Q3 2022: ZAR677 million) of which ZAR771 million was subscription revenue (Q3 2022: ZAR663 million). Cartrack has an ARPU of ZAR157 (Q3 2022: ZAR 153).

As planned, Carzuka and Karooooo Logistics continue to scale and bolster Karooooo’s revenue growth.

Carzuka generated ZAR72 million in revenue in Q3 2023 (Q3 2022: ZAR24 million). Its steady expansion justifies our belief in the sustainability of its agile, data-enhanced and highly scalable business model. Carzuka is another example of how our ethos of customer-centricity and innovation in solving unique mobility needs translates into value creation in practice.

For Carzuka, our vast and growing cloud-based data assets, data contextualization and machine learning capabilities facilitate the buying and selling of vehicles at a fair price on an efficient platform. It also offers visibility on vehicle performance and health, customer de-fleeting and customer profiling to understand market demand and enhancing lead generation. High-quality leads, robust buying parameters and adaptability to market movements support healthy stock turnover rates and increased demand.

Leveraging Cartrack’s technology, subscriber base, distribution network, digital marketing capabilities and ability to execute, Carzuka is expected to achieve strong growth at scale, providing buyers and sellers with a large volume and variety of affordable used vehicles.

In combination with its intuitive e-commerce platform, Carzuka’s first physical showroom is strategically located in Eastgate Shopping Centre (Johannesburg). The showroom has capacity to showcase in excess of 500 vehicles, offering consumers easy access, safety and efficiency. Given Cartrack’s well-established countrywide footprint and expansive extensive distribution network, Carzuka expanded into Sandton City (greater Johannesburg – Sandton). It has made significant progress towards securing additional strategic hubs across South Africa and building its brand.

Karooooo Logistics (trading as Picup in South Africa) delivered strong growth generating ZAR54 million in revenue in Q3 2023 (Q3 2022: ZAR18 million). Karooooo Logistics focuses on delivery-as-a-service (“DaaS”), with its own selection of third-party crowd sourced drivers and logistics companies primarily charging per delivery.

We are integrating Karooooo Logistics’ software into the Cartrack platform, enabling Cartrack customers to manage and enhance their logistics capacity with ease. Cartrack customers can augment their own fleet capacity using Cartrack’s API architecture. Cartrack will charge customers for using the Karooooo Logistics stack on a subscription-based model.

Operating Expenses

	Three Months Ended November 30,
Figures in Rand Thousands	2022	2021	Y-o-Y %
Karooooo’s Operating Expenses	377,810	265,485	42%
- Cartrack	345,301	253,897	36%
- Carzuka	21,016	5,739	>100%
- Karooooo Logistics	11,493	5,849	96%

Karooooo’s operating expenses increased 42% to ZAR378 million in Q3 2023 (Q3 2022: ZAR265 million).

We continue to cautiously invest in brand building and infrastructure in Carzuka and Karooooo Logistics, with these businesses incurring ZAR21 million and ZAR11 million respectively, of the total operating expenses of the group. The remainder, ZAR345 million, was attributable to Cartrack (Q3 2022: ZAR254 million) and comprised prudent investment in infrastructure and headcount for territorial expansion and growth.

Cartrack’s sales and marketing operating expenses increased 38% to ZAR106 million in Q3 2023 (Q3 2022: ZAR77 million). We believe this investment for growth positions us well for the long-term and we expect to see future benefit in customer acquisition.

Cartrack’s general and administration operating expenses remained comparatively unaltered compared to Q2 2023 but were 32% higher than the prior year at ZAR168 million (Q3 2022: ZAR127 million). This reflects our investment in infrastructure to meet our growth plans. General and administration operating expenses were predominately impacted in this quarter by ZAR10 million in foreign exchange losses as a result of volatile exchange rates and an increase of ZAR26 million in salaries.

Cartrack’s R&D operating expenses also remained comparatively unaltered compared to Q2 2023 but were 25% higher than the comparative quarter at ZAR43 million (Q3 2022: ZAR35 million). Our planned investment in the improvement, enrichment and expansion of our Operations Cloud and internal management systems is focused on enhancing our value proposition to our customers, in our ability to digitalize their operations for competitive advantage in dynamic and challenging operating environments.

In this quarter, Cartrack prudently increased provisioning resulting in expected credit losses of ZAR28 million (Q3 2022: ZAR16 million). Cartrack’s expected credit losses for the first nine months of the year improved to 3.2% of revenue (first nine months 2022: 3.3%). The expected credit losses for the first nine months of the year were ZAR73 million, up 15% for the same period in the previous financial year (first nine months 2022: ZAR 64 million).

The trend in Cartrack’s expenses as a relative portion of subscription revenue accord with Karooooo’s long-term financial goals set out on listing on the NASDAQ in April 2021 and reflect our accelerated investment in growth.

●	Sales and marketing expenses as a percentage of subscription revenue increased slightly to 14% (Q3 2022: 12%)

●	General and administration expenses as a percentage of subscription revenue increased to 22% (Q3 2022: 20%)

●	R&D expenses as a percentage of subscription revenue increased marginally to 6% (Q3 2022: 5%)

Operating Profit, Adjusted Earnings per share and Earnings per share

Karooooo’s operating profit increased 2% to ZAR209 million in Q3 2023 (Q3 2022: ZAR205 million) and earnings per share were comparatively unchanged at ZAR4.70 in Q3 2023 (Q3 2022: ZAR4.72), the marginal decrease being a result of higher taxes.

With strong subscription revenue growth despite the challenging operating environment globally, and the group’s investment in future growth, Cartrack delivered operating profit of ZAR222 million, up 6%, in Q3 2023, (Q3 2022: ZAR209 million). Its operating profit margin remained strong at 28% (Q3 2022: 31%) and it is targeting margin expansion as it gains economies of scale from its investment in talent and infrastructure.

Carzuka’s operating loss increased to ZAR15 million in Q3 2023 (Q3 2022: ZAR3 million operating loss) as it invests in infrastructure and brand building. While we invest to grow this business, management plans to remain pragmatic in its spending.

Karooooo Logistics delivered an encouraging operating profit of ZAR2 million in Q3 2023 (Q3 2022: ZAR1 million operating loss).

Adjusted EBITDA and Adjusted EBITDA margin

Karooooo’s Adjusted EBITDA (a non-IFRS measure) for the period decreased 2% to ZAR334 million (Q3 2022: ZAR342 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) was ZAR346 million (Q3 2022: ZAR345 million). In line with Karooooo’s planned investment for future growth and management’s guidance range for 2023, Cartrack’s year to date Adjusted EBITDA margin (a non-IFRS measure) is 48%.

Carzuka’s Adjusted EBITDA (a non-IFRS measure) was a loss of ZAR15 million, due to investment for expansion (Q3 2022: ZAR3 million loss). Management is focused on organic growth with prudent and strategic capital allocation. This investment is asset light given the returns expected once Carzuka exceeds quarterly revenue of ZAR300 million.

Karooooo Logistics’ Adjusted EBITDA (a non-IFRS measure) was ZAR3 million (Q3 2022: ZAR1 million Adjusted EBITDA loss).

Outlook

We believe Karooooo is well positioned for growth. We operate in a growing and largely underpenetrated market, with strong demand from customers across diverse industries seeking software solutions to successfully digitalize their businesses, thereby improving their operational and strategic performance.

Our proven, robust and consistently profitable business model, underpinned by a strong balance sheet and healthy cash position, gives us multiple levers for expansion. Our investment in marketing and sales, coupled with the realization of economies of scale across our business segments, is expected to generate robust results in the future.

Our mission is to be a leading on-the-ground Operations Cloud service provider.

Actual results may differ materially from Karooooo’s outlook due to prolonged pandemic impacts and exchange rate fluctuations, among other factors described under “Forward-Looking Statements” below.

With Cartrack’s revenue accounting for the majority of the group’s revenue, and Carzuka and Karooooo Logistics being built for scale, the outlook below relates to Cartrack only.

Despite intensifying macro-economic uncertainties, the consistent performance reflected at the end of the third quarter gives us the confidence to leave our full year 2023 guidance unchanged.

●	Number of subscribers between 1,700,000 and 1,900,000

●	Subscription revenue between ZAR2,950 million and ZAR3,100 million

●	Cartrack’s Adjusted EBITDA margin between 45% and 50%

Balance Sheet, Liquidity and Cash Flow

Our approach to capital allocation supports Karooooo’s strong growth at scale, consistent profitability and high cash-generation. Given our balanced capital structure and healthy operating profit margins, we have ample runway to accelerate our revenue growth whilst remaining profitable.

The group’s capital allocation committee has adopted a cash management policy whereby Karooooo’s excess cash reserves on hand will be held in US Dollars. This will be translated into ZAR for reporting purposes.

Cash and cash equivalents at November 30, 2022

Karooooo reported a healthy net cash and cash equivalents balance of ZAR819 million at November 30, 2022 (November 30, 2021: ZAR799 million).

At November 30, 2022, the group had bank facilities for growth initiatives and other general corporate purposes of ZAR925 million with The Standard Bank of South Africa Limited and ZAR75 million with Mercantile Bank, a division of Capitec Bank Limited.

Free Cash Flow (a non-IFRS measure)

Karooooo generated record cash from operating activities of ZAR846 million for the nine months ended November 30, 2022 (November 2021: ZAR750 million), as well as record Free Cash Flow (a non-IFRS measure) of ZAR434 million for the same period compared to ZAR306 million a year before.

This result was achieved despite the group’s strategic investment in expansion, brand building and customer acquisition for long-term growth.

Share Capital and Reserves

Karooooo has 30,951,106 ordinary shares issued with a paid-up share capital of USD505,956,659 plus SGD1,000.

The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital. Consequently, Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the non-controlling interest. The ZAR0.4 billion relates to the net asset value of the 95,350,637 Cartrack minority shares bought by Karooooo.

Geographical Overview for Cartrack for Third Quarter 2023

South Africa

Cartrack’s subscription revenue in South Africa increased 13% in Q3 2023, compared to the year before. At November 30, 2022, it had 1,289,532 subscribers, up 13% from November 30, 2021. Despite prolonged strain due to adverse macro-economic factors, we have seen strong customer demand for our value proposition, particularly given that we continuously pass on additional benefits to them as we achieve economies of scale and our rich data pool gains value.

We believe we are the largest and fastest growing enterprise mobility SaaS provider on the African continent.

Asia Pacific, Middle East and United States

This segment is the second largest contributor to group revenue. Southeast Asia presents the greatest opportunity in the medium- to long-term. With our scalable business model, internationally recognized brand and track record as a successful technology partner that is able to localize and adapt to specific market nuances, we believe our value proposition will continue to find favor in this region, delivering sustainable income to the group.

As the pace of Cartrack’s expansion into Southeast Asia moves ahead of historical growth rates, we expect ARPU in the region to trend closer to that of South Africa. The number of subscribers in this segment had grown 27% to 175,158 by November 30, 2022 (November 30, 2021: 138,337). This translates to 36% growth in subscription revenue and 25% on a constant currency basis (a non-IFRS measure). Considering that Southeast Asia only began to open up their economies towards the end of Q1 2023, we are pleased with the traction so far.

The group’s office in the United States continues to yield key insights that have contributed positively to Cartrack’s competitiveness.

Europe

This segment delivered subscription revenue growth of 14% and 13% on a constant currency basis (a non-IFRS measure) driven by 13% subscriber growth.

Our expansion in Europe remains encouraging despite the strong economic headwinds in the region. Subscribers in this segment had grown to 140,589 at November 30, 2022 (November 30, 2021: 124,102). We plan to accelerate our investment in growth in this region.

Africa (excluding South Africa)

This segment remains a positive cash generator and is strategic to Karooooo’s South African operations.

Significant operational reorganization begun in Q4 2022 gained traction during this financial year, with encouraging customer additions and growth of 30% in subscription revenue and 15% on a constant currency basis (a non-IFRS measure). Customers that were impacted by Covid-19 and not billed for an extended period are now being billed.

The number of subscribers grew 10% to 73,327 (November 2021: 66,834).

Dividend Policy

The Board recognises the importance to the group of investment in achieving growth at scale, and endeavours to avoid swings in dividend profile.

However, the payment and timing of dividends in cash or other distributions (such as a return of capital to shareholders through share buy-backs, for example) are determined by the Board after considering factors that include: current and anticipated capital requirements; economic conditions; financial performance and available cash; contractual, legal, tax and regulatory restrictions (including covenants contained in any financing agreements); the ability of group subsidiaries to distribute funds to Karooooo; and such other factors the Board may deem relevant.

Karooooo aims to reinvest retained earnings to the extent that it aligns with the company’s required return on incrementally reinvested capital, return on equity, and short- to medium-term growth strategy.

Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the Board may, without the approval of shareholders, declare and pay interim dividends, but any final dividends must be approved by an ordinary resolution at a general meeting of shareholders.

The Board may review and amend the dividend policy from time to time.

Corruption, bribery and whistleblowing

The Karooooo Anti-Bribery and Corruption policy, Code of Ethics, Whistleblowing policy and employment contracts contain clear guidelines with regard to bribery, corruption, client confidentiality and acceptable behavior towards fellow employees, customers, contractors and suppliers. Annual awareness and practical training are provided to all employees, reinforced by individual affirmations on an annual basis. These measures ensure awareness and understanding of our business principles and the consequences of non-compliance. Our policies also apply to third party providers.

We provide a contact email and hotline for whistleblowing and reporters are assured of confidentiality.

Webinar Information

Karooooo management will host a Zoom webinar on Friday, January 20, 2023 at 08:00 a.m. Eastern Time (03:00 p.m. South African time; 09:00 p.m. Singaporean time).

Investors are invited to join the Zoom at: https://us02web.zoom.us/j/86467127973

Webinar ID: 864 6712 7973

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo, headquartered in Singapore, is a leading global provider of an on-the-ground operational IoT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to over 1,600,000 connected vehicles and equipment. Karooooo assists thousands of enterprise customers in digitally transforming their on-the-ground operations. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk. For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2022	2021	2022	2021
	(Rand Thousands)
Revenue	929,993	719,541	2,590,712	2,004,502
Cost of sales	(346,904)	(249,878)	(908,523)	(639,263)
Gross profit	583,089	469,663	1,682,189	1,365,239
Other income	3,852	532	8,009	1,817
Operating expenses	(377,810)	(265,485)	(1,045,448)	(816,532)
Sales and marketing	(118,514)	(79,888)	(321,987)	(253,291)
General and administration	(184,690)	(132,537)	(518,430)	(393,069)
Research and development	(46,577)	(37,277)	(131,730)	(106,326)
Expected Credit losses on financial assets	(28,029)	(15,783)	(73,301)	(63,846)
Operating profit	209,131	204,710	644,750	550,524
Initial public offering costs (“IPO”)	-	-	-	(10,288)
Finance income	6,541	1,525	14,146	3,856
Finance costs	(488)	(3,756)	(7,300)	(8,666)
Profit before taxation	215,184	202,479	651,596	535,426
Taxation	(68,096)	(54,165)	(192,691)	(156,035)
Profit for the period	147,088	148,314	458,905	379,391

Profit attributable to:
Owners of the parent	145,553	146,201	451,630	353,624
Non-controlling interest	1,535	2,113	7,275	25,767
	147,088	148,314	458,905	379,391

Earnings per share
Basic and diluted earnings per share (ZAR)	4.70	4.72	14.59	12.17

Adjusted Earnings per share (a non-IFRS measure)	4.70	4.72	14.59	12.52
Adjusted Basic and diluted earnings per share (ZAR) (a non-IFRS measure)

KAROOOOO LTD.
RECONCILIATION OF PROFIT TO ADJUSTED PROFIT (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2022	2021	2022	2021
	(Rand Thousands)
Profit for the period	147,088	148,314	458,905	379,391
IPO costs	-	-	-	10,288
Adjusted profit (a non-IFRS measure)	147,088	148,314	458,905	389,679

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

	As of November 30, 2022	As of February 28, 2022	As of November 30, 2021
	(Rand Thousands)
ASSETS
Non-current assets
Property, plant and equipment	1,488,055	1,390,659	1,303,740
Capitalized commission assets	267,706	231,537	246,291
Intangible assets	77,419	77,031	78,630
Goodwill	200,229	186,384	198,137
Loans to related parties	19,400	19,400	19,400
Long-term other receivables and prepayments	26,350	9,722	10,306
Non-current financial asset	1,359	1,359	-
Deferred tax assets	63,311	58,383	57,413
Total non-current assets	2,143,829	1,974,475	1,913,917
Current assets
Inventories	93,367	25,369	13,062
Trade and other receivables and prepayments	456,677	333,886	360,650
Income tax receivables	7,182	8,818	7,345
Other financial assets	-	15,305	-
Cash and cash equivalents	824,061	731,748	798,687
Total current assets	1,381,287	1,115,126	1,179,744
Total assets	3,525,116	3,089,601	3,093,661
EQUITY AND LIABILITIES
Equity
Share capital	7,142,853	7,142,853	7,142,853
Capital reserve[1]	(3,582,568)	(3,587,640)	(3,587,640)
Common control reserve[2]	(2,709,236)	(2,709,236)	(2,709,236)
Foreign currency translation reserve	141,136	28,776	100,956
Retained earnings	1,419,287	1,276,523	1,164,889
Equity attributable to equity holders of parent	2,411,472	2,151,276	2,111,822
Non-controlling interest	25,066	22,905	31,345
Total equity	2,436,538	2,174,181	2,143,167
Liabilities
Non-current liabilities
Term loans	40,931	71,194	121,046
Lease liabilities	61,772	64,784	72,160
Deferred revenue	117,537	108,256	111,261
Deferred tax liabilities	41,618	47,063	41,400
Total non-current liabilities	261,858	291,297	345,867
Current liabilities
Term loans	20,677	18,156	1,408
Trade and other payables	400,824	281,866	282,572
Loans from related parties	1,832	2,134	2,736
Lease liabilities	52,581	47,294	45,242
Deferred revenue	261,327	218,148	205,507
Bank overdraft	5,044	13,722	-
Income tax payables	83,065	40,918	65,162
Provision for warranties	1,370	1,885	2,000
Total current liabilities	826,720	624,123	604,627
Total liabilities	1,088,578	915,420	950,494
Total equity and liabilities	3,525,116	3,089,601	3,093,661

1.	The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the non-controlling interest reserve line item. The ZAR0.4 billion relates to the net asset value of the 95,350,657 Cartrack minority shares bought by Karooooo.

2.	The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

KAROOOOO LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2022	2021	2022	2021
	(Rand Thousands)
Net cash flows from operating activities	286,476	308,184	845,786	750,156
Net cash flows utilized by investing activities	(124,605)	(252,910)	(433,995)	(543,279)
Net cash flows from/(utilized by) financing activities[1]	(349,648)	16,848	(401,112)	440,532
Net cash and cash equivalents movements for the period	(187,777)	72,122	10,679	647,409
Cash and cash equivalents as at the beginning of the period	1,001,242	664,176	718,026	76,098
Translation differences on cash and cash equivalents	5,552	62,389	90,312	75,180
Total cash and cash equivalents at the end of the period	819,017	798,687	819,017	798,687

KAROOOOO LTD.
RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2022	2021	2022	2021
	(Rand Thousands)
Net cash generated from operating activities	286,476	308,184	845,786	750,156
Less: purchase of property, plant and equipment	(115,836)	(174,106)	(411,857)	(444,633)
Free Cash Flow (a non-IFRS measure)	170,640	134,078	433,929	305,523

KAROOOOO LTD.
RECONCILIATION OF PROFIT FOR THE PERIOD TO ADJUSTED EBITDA (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2022	2021	2022	2021
	(Rand Thousands)
Profit for the period	147,088	148,314	458,905	379,391
Taxation	68,096	54,165	192,691	156,035
Finance income	(6,541)	(1,525)	(14,146)	(3,856)
Finance costs	488	3,756	7,300	8,666
Depreciation of property, plant and equipment and amortization of intangible assets	124,394	136,819	419,892	363,705
IPO costs	-	-	-	10,288
Adjusted EBITDA (a non-IFRS measure)	333,525	341,529	1,064,642	914,229
Profit margin	16%	21%	18%	19%
Adjusted EBITDA margin (a non-IFRS measure)	36%	47%	41%	46%

KAROOOOO LTD.
RECONCILIATION OF BASIC AND DILUTED EARNINGS AND ADJUSTED EARNINGS PER SHARE

(A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2022	2021	2022	2021
	(Rand Thousands)
Reconciliation between basic earnings and adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	145,553	146,201	451,630	353,624
Adjust for:
IPO costs	-	-	-	10,288
Tax effect on above	-	-	-	-
Adjusted profit attributable to ordinary shareholders (a non-IFRS measure)	145,553	146,201	451,630	363,912

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,951	30,951	30,951	29,062

Basic and diluted earnings per share	4.70	4.72	14.59	12.17

Adjusted basic and diluted earnings per share (a non-IFRS measure)	4.70	4.72	14.59	12.52

CONSTANT CURRENCY

Constant currency information has been presented to illustrate the impact of changes in currency rates on the group’s results. The tables below provide the unaudited constant currency reconciliation to the reported measure for the periods presented.

Three Months Ended November 30, 2022

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the three months ended November 30, 2021, using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the group’s operating currencies.

SUBSCRIPTION REVENUE

	Three Months Ended November 30,
	2022	2021	Y-o-Y %
	(Rand Thousands)
Subscription revenue as reported	772,483	663,947	16%
Conversion impact of other currencies	(11,780)	-	-
Subscription revenue on a constant currency basis	760,703	663,947	15%

TOTAL REVENUE

	Three Months Ended November 30,
	2022	2021	Y-o-Y %
	(Rand Thousands)
Total revenue as reported	929,993	719,541	29%
Conversion impact of other currencies	(11,962)	-	-
Total revenue on a constant currency basis	918,031	719,541	28%

SUBSCRIPTION REVENUE

	Nine Months Ended November 30,
	2022	2021	Y-o-Y %
	(Rand Thousands)
Subscription revenue as reported	2,215,602	1,897,450	17%
Conversion impact of other currencies	(16,871)	-	-
Subscription revenue on a constant currency basis	2,198,731	1,897,450	16%

TOTAL REVENUE

	Nine Months Ended November 30,
	2022	2021	Y-o-Y %
	(Rand Thousands)
Total revenue as reported	2,590,712	2,004,502	29%
Conversion impact of other currencies	(17,238)	-	-
Total revenue on a constant currency basis	2,573,474	2,004,502	28%

DEFINITIONS

Adjusted Profit

Adjusted profit (a non-IFRS measure), is defined as, profit after tax defined by IFRS excluding the impact of non-recurring operational expenses relating to IPO costs of ZAR36 million expensed (ZAR26 million in the fourth quarter of 2021 and ZAR10 million in the first quarter of 2022).

Adjusted Earnings per Share

Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of non-recurring operational expenses relating to IPO costs of ZAR36 million expensed (ZAR26 million in the fourth quarter of 2021 and ZAR10 million in the first quarter of 2022).

Adjusted EBITDA

We define Adjusted EBITDA (a non-IFRS measure) as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus once-off IPO costs. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Annualized Recurring Revenue (SaaS ARR)

SaaS ARR (a non-IFRS measure) is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve.

Average Revenue per Subscriber per month (ARPU)

ARPU (a non-IFRS measure) is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter and dividing this by three.

Cartrack Holdings (“Cartrack”)

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow

We define Free Cash Flow (a non-IFRS measure) as net cash generated from operating activities less purchases of property, plant and equipment. In addition to our results determined in accordance with IFRS, we believe Free Cash Flow (a non-IFRS measure), is useful in evaluating our operating performance. We believe that Free Cash Flow is a useful indicator of liquidity and the ability of the group to turn revenues into Free Cash Flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property, plant and equipment, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Free Cash Flow to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Picup Technologies (Pty) Ltd (“Picup”)

Karooooo strategically acquired 70.1% of Picup in September 2021 and Picup was subsequently re-branded and re-named as Karooooo Logistics, given the consolidation of platforms.

Rule of 40

The sum of revenue growth and operating margin for a period of 12-months sum to greater than 40.

Unit economics

These are non-IFRS financial measures that are used as reference of Cartrack’s performance.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period SaaS ARR and prior comparative period (twelve months) SaaS ARR by (ii) the percentage of SaaS ARR lost as a result of customer churn over the past twelve months. We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

Lifetime value (LTV of a Subscriber), cost of acquiring a subscriber (CAS) and cost of servicing a subscriber (CSS)

It is important to distinguish between the subscriber contract life cycle (the life cycle of a vehicle or other equipment on our connected cloud) and the customer lifecycle (one customer normally has multiple ongoing subscriber contract life cycles as customers de-fleet and re-fleet their vehicle parc and other equipment on our connected cloud).

We calculate the LTV of a subscriber by multiplying the ARPU with the expected contract life cycle months, multiplied by the subscription revenue gross margin percentage, which is defined as gross profit relating to subscription revenue divided by subscription revenue.

We calculate CAS, which is calculated on a per subscriber basis, as (i) sales and marketing expenses, plus (ii) sales commissions, plus (iii) cost of installing IoT equipment, divided by (iv) the average subscriber base for such period.

We calculate CSS, which is calculated on a per subscriber basis, as (i) operating expenses excluding estimated general business expansion costs, plus (ii) costs of sales that relates to subscription revenue, less (iii) all costs used to calculate CAS, divided by (iv) the average subscriber balance for such period.

We estimate our long term unit economics operational profit by multiplying i) the product of the expected life cycle of a subscriber on our connected cloud by ARPU, minus ii) CAS added to the product of the expected life cycle of a subscriber on our connected cloud by CSS.

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Important factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements are disclosed under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of the Annual Report on Form 20-F filed on June 09, 2022.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this announcement. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly-titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.